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                                                                Exhibit 4.1 (b)

        Legend re:  Transfer Restrictions and Repurchase Option


        Pursuant to the terms of the International Remote Imaging Systems, Inc. Employee Stock Purchase Plan and subject to certain exceptions contained therein, the shares of stock represented by this certificate (i) may not be sold, assigned or otherwise transferred for two (2) years from the original date of purchase and (ii), during such two-year period, may be repurchased by International Remote Imaging Systems, Inc. at the original purchase price under certain circumstances. Copies of the Employee Stock Purchase Plan may be obtained without cost upon written request addressed to the Secretary of International Remote Imaging systems, Inc. at 9162 Eton Avenue, Chatsworth, California 91311.